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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                             SCHEDULE 13E-4/A

                              AMENDMENT NO. 1

                       ISSUER TENDER OFFER STATEMENT
      PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                         GLOBAL MOTORSPORT GROUP, INC.
                                (NAME OF ISSUER)

                         GLOBAL MOTORSPORT GROUP, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                               ----------------

   COMMON STOCK, PAR VALUE $0.001 PER SHARE (AND ASSOCIATED PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                   378937106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                              JAMES J. KELLY, JR.
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                         GLOBAL MOTORSPORT GROUP, INC.
                             16100 JACQUELINE COURT
                         MORGAN HILL, CALIFORNIA 95037
                           TELEPHONE: (408) 778-0500
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                              WITH COPIES TO:

          KENTON J. KING, ESQ.                   THOMAS D. MAGILL, ESQ.
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP       GIBSON, DUNN & CRUTCHER LLP
  FOUR EMBARCADERO CENTER, SUITE 3800         4 PARK PLAZA JAMBOREE CENTER
    SAN FRANCISCO, CALIFORNIA 94111             IRVINE, CALIFORNIA 92614
             (415) 984-6400                          (949) 451-3800


                               ----------------

                                 July 13, 1998
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

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                                SCHEDULE 13E-4

                                 INTRODUCTION

  This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") filed on July 13, 1998 relating to the offer by Global Motorsport Group, Inc., a Delaware corporation (the "Company"), to purchase up to 4,820,000 outstanding shares ("Shares") of its common stock, par value $0.001 per Share (the "Common Stock"), including the associated rights to purchase shares of Common Stock issued pursuant to that certain Rights Agreement, dated as of November 13, 1996, by and between the Company and American Stock Transfer and Trust Company (the "Rights"), at $21.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 13, 1998, as amended (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit
(a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which together constitute the "Offer").

ITEM 1. SECURITY AND ISSUER.

  (a) The name of the issuer is Global Motorsport Group, Inc. and the address of its principal executive offices is 16100 Jacqueline Court, Morgan Hill, California 95037.

  (b) The class of securities to which the Statement relates is the Common Stock. As of June 25, 1998, there were (i) 5,173,077 Shares issued and outstanding and (ii) 1,016,129 Shares reserved under the Company's stock plans in respect of outstanding awards. The Company is seeking to purchase up to 4,820,000 Shares at a purchase price of $21.75 per Share, net to the seller in cash. The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS--Certain Considerations--Section 6. Management Stockholder Arrangements; Section 13. Purposes and Reasons of Purchaser and Management Stockholders for the Offer and Merger" and "SPECIAL FACTORS --The Offer and Merger--Section 1. Background of the Offer and Merger; Section 2. Interests of Certain Persons in the Offer and Merger; Section 8. The Agreement and Plan of Merger; Stockholder Agreement" is incorporated herein by reference.

  (c) The information set forth in the Offer to Purchase under "THE TENDER OFFER--Section 6. Price Range of the Shares; Dividends on the Shares" is incorporated herein by reference.

  (d) No person other than the issuer of the Shares is filing the Statement.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(b) The information set forth in the Offer to Purchase under "INTRODUCTION" and "THE TENDER OFFER--Section 9. Source and Amount of Funds" is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

  (a)-(j) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS--Certain Considerations--Section 3. Recapitalization; Section 4. Proration; Section 5. Substantial Indebtedness; Liquidity and Capital Resources; Section 6. Management Stockholder Arrangements; Section 8. Delisting of Common Stock; Section 9. Termination of Exchange Act Reporting; Section 12. Purposes and Reasons of the Company for the Offer and Merger; Section 13. Purposes and Reasons of Purchaser and Management Stockholders for the Offer and Merger," "SPECIAL FACTORS--The Offer and Merger--Section 1. Background of the Offer and Merger; Section 2. Interests of Certain Persons in the Offer and Merger; Section 6. Plans for the Company; Certain Effects of the Offer and Merger; Section 8. The Agreement and Plan of Merger; Stockholder Agreement" and "THE TENDER OFFER--Section 7. Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations; Section 11. Dividends and Distributions;
Section 16. Recapitalization" is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

  The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS--The Offer and Merger--Section 8. The Agreement and Plan of Merger; Stockholder Agreement; Section 10.

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Beneficial Ownership of Common Stock" and "THE TENDER OFFER--Section 6. Price
Range of the Shares; Dividends on the Shares" is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS, WITH RESPECT TO THE ISSUER'S SECURITIES.

  The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS-- Certain Considerations--Section 1. Golden Cycle Offer;
Section 6. Management Stockholder Arrangements; Section 12. Purposes and Reasons of the Company for the Offer and Merger; Section 13. Purposes and Reasons of Purchaser and Management Stockholders for the Offer and Merger," and "SPECIAL FACTORS --The Offer and Merger--Section 1. Background of the Offer and Merger; Section 2. Interests of Certain Persons in the Offer and Merger; Section 8. The Agreement and Plan of Merger; Stockholder Agreement;
Section 10. Beneficial Ownership of Common Stock" is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS--Certain Considerations--Section 6. Management Stockholder Arrangements; Section 7. Fees Payable to Purchaser and Purchaser Affiliates," "SPECIAL FACTORS--The Offer and Merger--Section 2. Interests of Certain Persons in the Offer and Merger; Section 8. The Agreement and Plan of Merger; Stockholder Agreement; Section 9. Related Party Transactions" and "THE TENDER OFFER--Section 14. Fees and Expenses" is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

  (a) The information set forth in the Offer to Purchase under "THE TENDER OFFER--Section 8. Certain Information concerning the Company" is incorporated herein by reference. In addition, the Company's audited consolidated financial statements (and related notes) as of January 31, 1998 and 1997 and for the three year period ended January 31, 1998, and the Company's unaudited condensed consolidated financial statements (and related notes) as of April 30, 1998 and for the three month periods ended April 30, 1998 and 1997 are attached to the Offer to Purchase as Annex C and Annex D, respectively.

  (b) The information set forth in the Offer to Purchase under "SPECIAL FACTORS--The Offer and Merger--Section 3. Cautionary Statement concerning Forward-Looking Statements; Section 4. Company Financial Projections; Section
5. Selected Historical and Pro Forma Consolidated Financial Data" is incorporated herein by reference. In addition, the Company's unaudited pro forma consolidated financial data (and related notes) are attached to the Offer to Purchase as Annex E.

ITEM 8. ADDITIONAL INFORMATION.

  (a) There are no present or proposed contracts, arrangements, understandings or relationships between the issuer of the Shares and its executive officers, directors or affiliates (other than any contract, arrangement or understanding required to be disclosed pursuant to Item 5 hereof).

  (b) The information set forth in the Offer to Purchase under "THE TENDER OFFER--Section 13. Certain Legal Matters" is incorporated herein by reference.

  (c) The margin requirements of Section 7 of the Securities Exchange Act of 1934, as amended, and the regulation promulgated thereunder are not applicable to the Offer.

  (d) The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Certain Considerations--Section 1. Golden Cycle Offer" is incorporated herein by reference.

  (e) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, are incorporated herein by reference in their entirety.

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ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.*

(a)(1) Offer to Purchase, dated July 13, 1998, as amended.

(a)(2) Letter of Transmittal, dated July 13, 1998.

(a)(3) Letter to Clients, dated July 13, 1998, for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated July 13, 1998.

(a)(5) Notice of Guaranteed Delivery, dated July 13, 1998.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7) Press Release issued by the Company and Fremont Acquisition Company III, LLC on June 29, 1998.

(a)(8) Form of Summary Advertisement, as published in the Wall Street Journal on July 13, 1998.

(a)(9) Fairness Opinion of Cleary Gull Reiland & Devitt, Inc., dated June 28, 1998 (attached as Annex A to the Offer to Purchase filed as Exhibit
       (a)(1) above).

(a)(10) Letter to Stockholders, dated July 13, 1998, from Joseph F. Keenan, Chairman of the Board of the Company.

(b)(1) Commitment letter, dated June 28, 1998, by Bank of America National Trust and Savings Association, Bankers Trust Company and BancAmerica Robertson Stephens to Fremont Acquisition Company III, LLC.

(b)(2) Letter, dated June 27, 1998, by BT Alex. Brown Incorporated and BancAmerica Robertson Stephens to Fremont Acquisition Company III, LLC.

(c)(1) Amended and Restated Agreement and Plan of Merger, dated as of June 28, 1998, by and among the Company, Fremont Acquisition Company III, LLC, and GMS Acquisition Corp.

(c)(2) Stockholder Agreement, dated as of June 28, 1998, by and among Fremont Acquisition Company III, LLC and each individual whose name appears on the signature pages thereto.

(c)(3) Mutual Confidentiality Agreement, dated April 8, 1998, by and between the Company and Fremont Partners.

(c)(4) Rights Agreement, dated as of November 13, 1996, by and between the Company and American Stock Transfer and Trust Company.

(d)    None.

(e)    Not applicable.

(f)    None.
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 *  Except for Exhibit (a)(1), each of the exhibits was filed previously with the Statement as originally filed with the Securities and Exchange Commission on July 13, 1998.


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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 28, 1998

                                          GLOBAL MOTORSPORT GROUP, INC.

                                            /s/ Joseph F. Keenan
                                          By: _________________________________
                                            Joseph F. Keenan
                                            Chairman of the Board of Directors

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                              EXHIBIT INDEX

 EXHIBIT NO.*                            DESCRIPTION
 ------------                            -----------
 (a)(1)       Offer to Purchase, dated July 13, 1998, as amended.
 (a)(2)       Letter of Transmittal, dated July 13, 1998.
 (a)(3)       Letter to Clients, dated July 13, 1998, for use by Brokers,
              Dealers, Commercial Banks, Trust Companies and Other Nominees.
 (a)(4)       Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
              other Nominees, dated July 13, 1998.
 (a)(5)       Notice of Guaranteed Delivery, dated July 13, 1998.
 (a)(6)       Guidelines for Certification of Taxpayer Identification Number on
              Substitute Form W-9.
 (a)(7)       Press Release issued by the Company and Fremont Acquisition
              Company III, LLC on June 29, 1998.
 (a)(8)       Form of Summary Advertisement, as published in the Wall Street
              Journal on July 13, 1998.
 (a)(9)       Fairness Opinion of Cleary Gull Reiland & Devitt, Inc., dated
              June 28, 1998 (attached as Annex A to the Offer to Purchase filed as Exhibit (a)(1) above).
 (a)(10)      Letter to Stockholders, dated July 13, 1998, from Joseph F.
              Keenan, Chairman of the Board of the Company.
 (b)(1)       Commitment letter, dated June 28, 1998, by Bank of America
              National Trust and Savings Association, Bankers Trust Company and
              BancAmerica Robertson Stephens to Fremont Acquisition Company
              III, LLC.
 (b)(2)       Letter, dated June 27, 1998, by BT Alex. Brown Incorporated and
              BancAmerica Robertson Stephens to Fremont Acquisition Company
              III, LLC.
 (c)(1)       Amended and Restated Agreement and Plan of Merger, dated as of
              June 28, 1998, by and among the Company, Fremont Acquisition
              Company III, LLC, and GMS Acquisition Corp.
 (c)(2)       Stockholder Agreement, dated as of June 28, 1998, by and among
              Fremont Acquisition Company III, LLC and each individual whose name appears on the signature pages thereto.
 (c)(3)       Mutual Confidentiality Agreement, dated April 8, 1998, by and between the Company and Fremont Partners.
 (c)(4)       Rights Agreement, dated as of November 13, 1996, by and between the Company and American Stock Transfer and Trust Company.

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 *  Except for Exhibit (a)(1), each of the exhibits was filed previously with the Statement as originally filed with the Securities and Exchange Commission on July 13, 1998.

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